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                             November 4, 2022

       Damien Schmitz
       Chief Financial Officer
       Groupon, Inc.
       600 W. Chicago Avenue
       Suite 400
       Chicago, IL 60654

                                                        Re: Groupon, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Form 10-Q for the
Fiscal Period Ended June 30, 2022
                                                            Filed August 8,
2022
                                                            File No. 001-35335

       Dear Damien Schmitz:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Net cash provided by (used in) operating activities, page 54

   1. Your disclosure here and in the Form 10-Q for the fiscal period ended June 30, 2022 appears to be a
discussion of how net cash flows of operating activities was derived for each period. Pursuant
to Item 303 of Regulation S-K, your presentation should be an analysis of material
changes in operating cash from period to period. In performing the analysis, note that
references to results, noncash items and working capital items may not provide a
sufficient basis to understand how operating cash actually was affected between periods. In
this regard, your analysis should discuss the reasons underlying
 Damien Schmitz
Groupon, Inc.
November 4, 2022
Page 2
         variance factors cited. Refer to the introductory paragraph of section IV.B and paragraph
         B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of
         Financial Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.
Form 10-Q for the Fiscal Period Ended June 30, 2022

Management's Discussion of Financial Condition and Results of Operations Liquidity and Capital Resources
Net cash provided by (used in) operating activities, page 41

2. You disclose net cash used in operating activities in each interim period presented. Please discuss the operational reasons for the condition and explain how you intend to meet your cash requirements and maintain operations. Also, you have reported net cash used in operating activities for each annual and interim period since March 31, 2020. Please provide disclosure of this trend following the guidance in Item 303 of Regulation S-K and
         Release Nos. 33-6835 and 33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameDamien Schmitz                              Sincerely,
Comapany NameGroupon, Inc.
                                                              Division of
Corporation Finance
November 4, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName